UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 30, 2023

(Date of Report (Date of earliest event reported))

STARTENGINE COLLECTIBLES FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

4100 West Alameda Avenue, Suite 300 Burbank, California 91505	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Series Wine #2020PAVIE, Series Wine #2020CHBL, Series Wine #2020AUSO, Series Wine #2020ANGE, Series Wine #2020CERT, Series Wine #2005LPIN, Series Wine #2015HBRI, Series Wine #2000EGLC, Series Wine #2016CHAM, Series Wine #2016BONMA, Series Wine #2016MUSIG, Series Wine #2009PETRUS, Series Wine #2010PETRUS, Series Art #WARHOLMARILYN, Series Sports #JORDANROOKIE, Series Sports #JAMESREFRACTOR, Series Art #INDIANALOVE, Series Art #HIRSTDOTS, Series Sports #JACKIEROOKIE, Series Comics #BATMAN, Series Wine #2012CRISTAL, Series Wine #2008DOMP, Series Wine #2012DOMP, Series Wine #2006DOMP, Series Wine #2015ROMANEE, Series Wine #2011CRIOTS, Series Art #BANKSYLAUGH, Series Comics #SUPERMAN, Series Watch #SCHWARZENEGGER, Series Watch #ROLEX 6265, Series Watch #PEPSI, Series Art #PICASSO, Series Art #DALI, Series Comics #HULK181, Series Wine #CORTON CHARLEMAGNE 2015, Series Wine #2020HAUT, Series Wine #BORDEAUXCOLLECTION

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

a) Dismissal of Independent Accounting Firm

On May 30, 2023, the Administrative Manager (the “Administrative Manager”) of StartEngine Collectibles Fund I LLC. (the “Company”) approved the dismissal of BF Borgers CPA PC (“Borgers”) as the Company’s independent accounting firm, effective immediately.

Borgers’ audit reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and December 31, 2021 and through the date of dismissal, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Borgers’ satisfaction, would have caused Borgers to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Borgers with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Borgers agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Borgers’ letter, dated June 2, 2023 is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On May 30, 2023, the Administrative Manager approved the appointment of Haynie & Company (“Haynie”) as the Company’s new independent accounting firm. During the two fiscal years ended December 31, 2022 and through the date of such appointment, neither the Company nor anyone acting on its behalf has consulted with Haynie regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Haynie concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARTENGINE COLLECTIBLES FUND I LLC

By: StartEngine Assets LLC, its Managing Member

	By:	/s/ Johanna Cronin
Date: June 2, 2023		Johanna Cronin
Manager

Exhibit Index

Exhibit No.	Description
9.1	Letter from Borgers